Moses Kusasira · 2nd

 **College of Southern Nevad**

CEO at Social Media Gateways, Inc.

Palo Alto, California, United States · 479 connections ·

Contact info

Experience

 **Social Media Gateways**
9 yrs 3 mos

 **CEO**
Sep 2012 – Present · 8 yrs 7 mos
Las Vegas, Nevada Area

 **CEO & Founder**
Jan 2012 – Present · 9 yrs 3 mos

SSNAPP gives you the insight to market more effectively, using social intelligence to your advantage. A panoramic view of your social audience will help you drive measurable results, build brand advocacy and deliver a superior customer experience.

 **Founder**

Zorate LLC
May 2008 – 2011 · 3 yrs



Manager System Engineering
Agilysys
Oct 2005 – May 2010 · 4 yrs 8 mos

Senior Networking Engineer
Expedia
Oct 2004 – Oct 2005 · 1 yr 1 mo

Education



College of Southern Nevada
Computer and Information Technology - CIT
2001 – 2004



